# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BingEx Limited, CIK 0002002865
CUSIP: 090337106
Title of class of securities: Class A ordinary share, par value US$0.0001 per share
Address of issuer's principal executive offices: Building 6, Zhongguancun Dongsheng Inter, No.1 Yongtaizhuang North Road, Haidian District, Beijing, China (F4), 100192
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002107734

## Reporting persons
- CDH Venture Capital III Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 17,969,231; shared voting power 0; sole dispositive power 17,969,231; shared dispositive power 0; aggregate amount beneficially owned 17,969,231 (10.7% of the class)
- CDH Venture Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 17,969,231; shared voting power 0; sole dispositive power 17,969,231; shared dispositive power 0; aggregate amount beneficially owned 17,969,231 (10.7% of the class)
- CDH Venture GP III Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 17,969,231; shared voting power 0; sole dispositive power 17,969,231; shared dispositive power 0; aggregate amount beneficially owned 17,969,231 (10.7% of the class)

## Item 1. Issuer
Name of issuer: BingEx Limited
Address of issuer's principal executive offices: Building 6, Zhongguancun Dongsheng International Science Park, No.1 Yongtaizhuang North Road, Haidian District, Beijing 100192, P.R. China

## Item 2. Person Filing
Name of person filing:
CDH Venture Capital III Limited
CDH Venture Partners III, L.P.
CDH Venture GP III Company Limited
(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: Principal business office for each Reporting Person is 1503 Level 15 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong.
Citizenship:
CDH Venture Capital III Limited - British Virgin Islands
CDH Venture Partners III, L.P. - Cayman Islands
CDH Venture GP III Company Limited - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this Item as of December 31, 2024 is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by this Item as of December 31, 2024 is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference. Percent of class determined is based on 167,811,951 Class A Ordinary Shares (as defined below) of BingEx Limited (the "Issuer") outstanding as of December 31, 2024 as disclosed in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025.

The Class A Ordinary Shares were held by CDH Venture Capital III Limited, which is 100% wholly owned by CDH Venture Partners III, L.P., whose general partner is CDH Venture GP III Company Limited. CDH Venture Partners III, L.P. and CDH Venture GP III Company Limited may be deemed to have beneficial ownership over the Class A Ordinary Shares held by CDH Venture Capital III Limited. Each three Class A ordinary shares, par value US$0.0001 per share, of the Issuer ("Class A Ordinary Shares") are represented by one American depositary share ("ADS") of the Issuer. The ADSs are quoted on The Nasdaq Global Select Market under the symbol "FLX" with the CUSIP number 090337106 assigned. There is no CUSIP number assigned to the Class A Ordinary Shares. The Class A Ordinary Shares are not for trading but only in connection with the listing of ADSs on The Nasdaq Global Select Market.

The voting and investment power of the securities of the Issuer held by CDH Venture Capital III Limited is exercised by the investment committee of CDH Venture GP III Company Limited, which consists of WU Shangzhi, WANG Lin and HUANG Yan. Pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the rules promulgated thereunder, each of WU Shangzhi, WANG Lin and HUANG Yan may be deemed to share beneficial ownership of the securities of the Issuer directly held by CDH Venture Capital III Limited. Each of WU Shangzhi, WANG Lin and HUANG Yan disclaims beneficial ownership of all the securities of the Issuer held by CDH Venture Capital III Limited for the purposes of Sections 13(d) and 13(g) of the Act, except to the extent of their pecuniary interests therein.
Sole power to vote or to direct the vote: The information required by this Item as of December 31, 2024 is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this Item as of December 31, 2024 is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this Item as of December 31, 2024 is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this Item as of December 31, 2024 is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- CDH Venture Capital III Limited: /s/ William Hsu, William Hsu, Director, CDH Venture Capital III Limited (02/09/2026)
- CDH Venture Partners III, L.P.: /s/ William Hsu, CDH Venture GP III Company Limited by William Hsu, Director, CDH Venture GP III Company Limited (02/09/2026)
- CDH Venture GP III Company Limited: /s/ William Hsu, William Hsu, Director, CDH Venture GP III Company Limited (02/09/2026)